Exhibit 13

Exhibit X — Information about the Appraiser pursuant to article 21 of CVM Instruction 481/2009, including a copy of the work proposal

VALE S.A.

ATTACHMENT 21

CVM Instruction no. 481/09

MERGER OF VALEPAR S.A.

Attached in compliance with article 21 of CVM Instruction no. 481/2009, relating to the merger proposal of Valepar S.A. (“Valepar”) by Vale S.A. (“Vale” or “Company”), to be submitted to the Company Extraordinary Shareholders Meeting on June 27, 2017.

INFORMATION ABOUT ADVISORS

1. List the advisors recommended by management.

The management of Vale S.A. (“Company”) contracted KPMG Auditores Independentes (KPMG), established in the city of Rio de Janeiro, State, at Avenida Almirante Barroso, no. 52, 4th floor, CEP 200031-00, enrolled in the Corporate Taxpayer Register of the Ministry of Finance (CNPJ/MF) under no. 57.755.217/0003-90, registered in the Regional Board of Accountancy of the State of Rio de Janeiro under no. SP-014428/O-6 F-RJ, to prepare the Accounting Valuation Report of Valepar S.A. (“Valepar”), based on the accounting book value, with the objective of determining the value of the increase in capital of Vale S.A. resulting from the merger of shares of Valepar by the Company.

Additionally, PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PwC”), with its head office in the City of São Paulo, SP, and branch office in the City of Barueri, at Al. Mamoré, 989, Cond. Edifício Crystal Tower, enrolled in the CNPJ/MF under no. 05.487.514/0002-18, was contracted to prepare the economic-financial report of Vale and of Valepar for the purposes of compliance with Article 264 of Law no. 6.404/76 and with article 8 of CVM (Securities and Exchange Commission of Brazil) Instruction no. 565/2015.

2. Describe the qualification of the recommended advisors.

KPMG was indicated by the management of the Company to issue the accounting valuation report of the shares of Valepar at its equity book value primarily due to the fact that KPMG is the company that performs the auditing of Valepar, which makes the most qualified company to confirm the value of the shareholders’ equity of Valepar, as well as to ensure synergy between the analyses performed recently and the referred equity valuation. Furthermore, KPMG has broad experience in works of this nature.

PwC was indicated by the management of the Company to issue the economic-financial report of the Company and Valepar, considering the extensive experience of PwC in Advisory and in Merger and Acquisition operations.

Annually, PwC performs or reviews various valuations of companies in the most varied sectors of the economy. The valuations performed by PwC, include the following publicly traded companies:

Year	Company	Sector
2017	AES Tietê Energia S.A.	Energy
2017	Paraná Banco S.A.	Finance
2017	João Fortes Engenharia S.A.	Real Estate
2016	Brasiliana Participações S.A.	Energy
2016	Eletropaulo Metropolitana Eletricidade de São Paulo S.A.	Energy
2016	Santher Fábrica de Papel Santa Therezinha S.A.	Paper and Cellulose
2016	Bombril S.A.	Hygiene
2016	Tempo Participações S.A.	Services
2015	Banco Bradesco S.A. (HSBC Bank Brasil)	Finance
2014	Banco do Estado do Pará S.A.	Finance
2014	Companhia Energética do Ceará S.A.	Energy
2013	Rasip Agro Pastoril S.A.	Agribusiness

3. Provide a copy of the proposals of work and remuneration of the advisors

Copies of the proposals, including the remuneration of the advisors, are listed as attachment of this document.

4. Describe any relevant relationship existing in the last 3 (three) years between the recommended advisors and company related parties, as defined by the accounting rules that deal with this matter.

With regard to KPMG, we inform that the referred firm provides independent auditing services to Valepar, to Vale and to the subsidiaries of the Company.

In the last three years, companies that are part of the national and worldwide network of “PricewaterhouseCoopers” companies provided tax advice, financial advice, risk advice, strategic advice, accounting advice, technological advice and auditing services to the Company, its subsidiaries and some of its related parties.

 Valepar S.A. Proposal for advisory services April 13, 2017 Free Translation

Confidential To the Management of Valepar S.A. Avenida das Américas, 700 - bloco 8, loja 318 - Barra da Tijuca Rio de Janeiro - RJ April 13, 2017 Attention: Mr. Murilo Muller Dear Sirs, Following our recent discussions, PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PwCCF&R” - a Brazilian company registered under CNPJ/MF nº 05.487.514/0002-18) is pleased to provide this proposal to assist Valepar S.A. (“Valepar” or “Client”) in the valuation process of the total amount of its shares and of the shares of Vale S.A. (“Vale”, being Valepar and Vale hereinafter named “the Companies”), in the context of incorporation of Valepar by Vale. Yours sincerely, PricewaterhouseCoopers Corporate Finance & Recovery Ltda. Rogério R. Gollo Renato Pereira The scope, objective, approach, fees and other conditions of the proposed services are described herein in this proposal. Other Terms and Conditions of the Services Contracted with PwC are described in the appendix document (“Appendix”), which is part of this proposal (“Proposal”). Accepted and agreed: We are thankful for the opportunity to present our services and we kindly ask you to return the second copy of this Proposal with your signed agreement. Valepar S.A. Valepar S.A. PwC 2 This document is a free translation from the original Proposal prepared in Portuguese and agreed between PwCCF&R and Valepar at April 13, 2017. In the event of any conflict between the two versions, the Portuguese version shall prevail. Free Translation

Background As result of our Services, we will deliver to the Client a valuation report of the Companies, in Portuguese, presenting the main assumptions used in the work, the procedures applied and the results obtained (“Products”). Additionally, based on the results of the valuations, we will calculate the equivalent value ratio between the shares of the two Companies, based on the total number of shares of each of the Companies individually. Vale is one of the largest mining companies in the world and a global leader in the production of iron ore, iron pellets and nickel. The company is present in around 30 countries and also produces manganese, iron alloys, copper, gold, silver, cobalt and fertilizers. In addition to mining, its core business, Vale operates with logistics, power generation and steel manufacturing. The Services and the Products here contracted will be provided to the Client for its exclusive internal use and benefit. Therefore, our Products will be developed for the Client and to the Client’s Management, whom may provide them to its independent auditors and to the Brazilian tax authorities, if necessary. Vale is a publicly held company and Valepar is a holding company that controls Vale. Valepar is analyzing a restructuring in which Valepar's shareholders will become shareholders directly at Vale through the incorporation of Valepar into Vale. We understand that our work will aim to support the Companies’ shareholders in their analysis regarding the value of the Companies, in connection with the intended restructuring, and as the aforementioned restructuring will involve a public company, we agree that our report will be sent to the CVM (“Comissão de Valores Mobiliários”), the Brazilian Securities Commission. Scope and Objective In this context, the Client have requested PwC to present this proposal to assist it in the valuation of Vale and Valepar, for the purpose of complying with Article 264 of Law No. 6,404 (“Lei das SAs”), and should not be used for any other purpose (“Services”). The disclosure herein shall (i) comply with all the requirements set forth herein relating to the limitations of use, intellectual property and confidentiality, and (ii) ensure that the Products will only be used in their full version, and must not be modified, adapted, or used in a partial way. The valuation method to be adopted, as asked by Client’s management (the “Management”), is the Discounted Cash Flow. During the development of our work, we will rely on historical and projected information and data provided to us either verbally or in writing by Client’s Management and Vale’s management (both jointly named as “the Managements”). As requested, we will provide a translation of our repot to the English language. In the case the Client wants to disclose our Products in other language than Portuguese, it will allowed to as long as: (i) informs us when using the translation that it is a free translation; and (ii) indicates that the Portuguese version will prevail. Our work will consist in the valuation of the total amount of the shares of the Companies. Valepar S.A. PwC 3 Free Translation

Our report shall not be disclosed to third parties, as described in the section “Property and use” of the Appendix to this Proposal, excepted in cases determined therein and under the conditions specified in this Agreement (as defined in the Appendix). Our work will include the following procedures: analysis of the Companies' historical financial statements and managerial data for the last reporting periods and the monthly trial balance position as of the Base-Date; interviews with main executives of the Client and of the Companies, if applicable; analysis of published or available market studies and data related to the Companies’ industry, as made available by the Companies; use, as a starting point, of historical and projected information and data provided by the Managements; processing of the information and assumptions in our financial model and analysis of the results obtained; and presentation and discussion of the results obtained, emphasizing the main assumptions, the procedures applied and the respective conclusions. Valuation method The valuation of the Companies will be performed using the discounted cash flow method (“DCF”), based in future profitability. This method estimates the value of a company or business by calculating the present value of the projected cash flows of that company or business. These cash flows include inflows and outflows (including investments necessary for the maintenance and even the expansion of activities) that are predictable from the perspective of the company's continuity. These projections should take into consideration the business plan established by management, the perspectives of the industry sector, as well as macroeconomic aspects. The results based on the Discounted Cash Flow method reflect the value of the assets (tangible and intangible) and liabilities that contributed to the generation of future cash flows of the valued company. Team Our work will be conducted by a team of specialists of the Valuation & Economics area of PwCCF&R, under the overall responsibility of a partner or a director and with the day-to-day activities and contacts with you conducted by a manager. This method is applicable to value any company or business, as long as it presents a long term business plan with perspectives of future profit generation and this is consistent and feasible. This method is widely accepted in the market in the estimation of the value of ongoing companies or businesses. Staff will be allocated based on the availability of personnel at the proposal approval date, observing the independence of the professionals involved and assuring the Client, during the execution of this assignment and in the situations where a conflict of interest exists, the exclusivity of the team in the development of such services in its industry segment. Approach The base date of our work (“Base-Date”) will be defined in conjunction with Client’s Management at the beginning of our work. Valepar S.A. PwC 4 Free Translation

The allocation of the professionals and the use of “Ethical Walls” among professionals and teams allocated to different ongoing assignments, when necessary, avoid situations of conflicts of interest. Should it become necessary re-work activities due to events attributable to the Client or to the Companies, we will discuss the matter with you as soon as possible and before we incur in additional costs or we take actions that will result in subsequent costs. Fees, Timeframe and Expenses If we are required to provide clarifications to third parties, including auditors, with regard to the reports or the work related to this Proposal, the additional hours incurred by our professionals (including, but not limited to, hours spent in meetings, preparation for meetings, internal discussions and organization of files) will be charged based on the hourly rates presented previously. Before attending such meetings or engaging in hours related to the above demands, we will discuss the estimate hours to be incurred to obtain your acceptance. Our fees are estimated based on the time to effectively spent by our professionals, at the applicable hourly rates. Our hourly rates vary depending on the level and experience of our professionals involved, depending on the type and complexity of the service. Based on our experience in previous works, we estimate our fees as R$ 512.000,00 (five hundred and twelve thousand Reais), for delivery of preliminary results within 3 to 4 weeks. An additional week will be required to issue the final report version. It is understood that any change in the current economic conditions or tax legislation that have significant impact on the purchase power of the fees will be subject to discussions with you, in order to keep the financial and economic balance of our contract. The fees presented above are include the applicable taxes (PIS, COFINS and ISS) and the expenses for the execution of the work. We emphasize that in order to comply with the timeframe and cost established herein, it will be essential that we have the appropriate cooperation and assistance from Client’s Management in promptly providing the necessary information for our work. We note it may be necessary for part of our work to be carried out at the Client’s facilities, and we count with the support of the Client’s Management to grant us such access. Notes regarding the scope of services A value analysis estimates the value of a company, a business or an asset as the amount that would be received for its sale in a non-forced transaction between market participants, on a certain date. It should be noted, however, that effective negotiations may or may not reflect such conditions as they can be influenced by specific factors. Consequently, effective transactions do not necessarily occur at the estimated value in a value analysis. Our work will not take into account any synergies, strategic reasons, economies of scale, or other benefits that any specific investors might have or lose in the case of a corporate change of control. We propose to bill our fees in two instalments, the first upon your approval of this proposal, equivalent to 50% of the total estimated fees, and the balance upon the submission to you of the draft version of our report. Our fees will be charged to the Client. Valepar S.A. PwC 5 Free Translation

During our work, we will rely on historical and projected data provided to us either verbally or in writing by the Managements or obtained from specific sources. As all forecasts are subjective and depends on individual judgement, being subject to uncertainties, we will not present the projections as specific results to be attained. Therefore, we will not be able to express, and will not express a formal opinion on the historical data, projections and other information that support the conclusions or which are included in our report. Our work will not represent an audit according to generally accepted auditing standards, nor represent any form of assurance, warranty or certification on the information received from the Client, the Companies or from third parties, as well as on the results obtained. Appendix Terms and Conditions of the Services Contracted with Pricewaterhousecoopers Corporate Finance & Recovery Ltda. Any decision on the terms of any potential transaction involving the assets that are the subject of our work, especially on price, is solely the responsibility of the managements and shareholders of the parties involved. Our work will not take into account any types of contingencies that have not been formally disclosed to us or are not recorded on the financial position of the base-date of the work, as provided by the Managements or by the Companies. Before the delivery of our final report, we will request the Managements to confirm in writing the main information supplied, including information to the effect that the Managements are not aware of any fact or information that was not indicated in our report and which could affect its conclusions. Should we become aware of any fact or information which had not been supplied to us before the issuance of our final report, we reserve the right to review the calculations and respective results. We will not assume any responsibility to update our report due to the occurrence of events or circumstances after the date of their issuance. Valepar S.A. PwC 6 Free Translation

“PwC” refers to the network of member firms of PricewaterhouseCoopers International Limited (PwCIL), or, as the context requires, individual member firms of the PwC network. Each member firm is a separate legal entity and does not act as agent of PwCIL or any other member firm. PwCIL does not provide any services to clients. PwCIL is not responsible or liable for the acts or omissions of any of its member firms nor can it control the exercise of their professional judgment or bind them in any way. No member firm is responsible or liable for the acts or omissions of any other member firm nor can it control the exercise of another member firm’s professional judgment or bind another member firm or PwCIL in any way.

Valepar S.A. Proposalforprofessional services (A free translation version of original issued in Portuguese) the Audit May 9, 2017 kpmg.com/BR KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 5 DocumenDt oCcluamsseinfitcCatlaiosnsi:fiKcPatMioGn: CKoPnMfGideCnotnifaidl ential

KPMG Auditores Independentes Avenida Almirante Barroso, 52 - 4° andar 20031-000 - Rio de Janeiro/RJ - Brasil Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil Telefone +55 (21) 3515-9400, Fax +55 (21) 3515-9000 www.kpmg.com.br To Valepar S.A. Rio de Janeiro - RJ May 9, 2017 Attention: Mr. Dioni Brasil Dear Sir, We are pleased to present this proposal of KPMG Auditores Independentes (KPMG) to provide professional services to the issuance of an evaluation report that will be used as base in the process of incorporation of the shareholders’ equity on December 31, 2016 of Valepar S.A. by Vale S.A. The purpose of this proposal is to confirm our understanding of the conditions and objectives of our work and the nature and limitations of the services to be provided and demonstrates our confidence that KPMG (“KPMG”) will provide the necessary professional resources to serve you and the necessary technical ability to conduct the audit. We shall be pleased to arrange a meeting to present our services or to provide any further information that you may consider necessary. Your truly, (Original one issued in Portuguese signed by) (Original one issued in Portuguese signed by) Bernardo Moreira Sócio Thiago Ferreira Nunes Diretor KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 2 Document Classification: KPMG Confidential

Contents 1 - Scope of work 4 2 - Reports to be issued 5 3 - Fees 6 4 - Other terms and conditions for engaging our audit services 9 5 - Acceptance 12 Appendix I - Engagement terms and conditions Appendix II - Service Fee payment terms and conditions 3 Document Classification: KPMG Confidential

 1 - Scope of work Nature and scope of work The objective of our proposal is to provide you audit services in accordance with Brazilian and International standards on auditing, with the aim of issuing an Evaluation Report of Shareholders’ Equity on December 31, 2016 of Valepar S.A., in order to assist you with the requirements of article 227 of Law No. 6404 of 1976. and will be used as the basis for the process of incorporation of such shareholders’ equity by Vale S.A. As part of our audit process, for the issuance of the evaluation report of accounting value, we shall request written confirmation from Management and, where appropriate, from those charged with governance, concerning the representations submitted to us. The audit procedures with the specific objective to issue an evaluation report will be conducted in accordance with Brazilian and International standards on auditing and the technical official report CTA 20 (for the issuance of the report), approved for the CFC, which foresees the application of procedures of audit exam in the balance sheet of the Company and supplemented, whenever necessary, by KPMG’s policies. While it is our professional responsibility to issue the evaluation report, the responsibility for the financial statements and for all the representations therein lies with the Management of Company which will be used as base for the elaboration of the referred evaluation report. As a result of the inherent limitations in internal controls and the fact that the audit is performed based on sampling and there exists other limitations of an audit, an audit cannot provide absolute assurance that there are no misstatements in the financial statements, base for the issuance of the report, resulting from fraud, irregularities or error. As required by professional auditing standards, the examination of internal controls is performed exclusively to determine the nature, extent and timing of our other audit procedures. Therefore, we are not being engaged to report on the internal control structure of the Company, nor to issue a report on these controls. 4 Document Classification: KPMG Confidential

2 - Reports to be issued As a result of our work, we shall issue the Evaluation report of shareholders` equity determined by the accounting books on December 31, 2016 for Valepar S.A, in accordance with the CTA 20(R1) approve by the Federal Accounting Council and the accounting practices adopted in Brazil. We will also issue the free translation to English of the abovementioned evaluation report. The dates for submitting the reports described herein will be defined separately with you. 5 Document Classification: KPMG Confidential

3 - Fees In consideration for the services set forth in this proposal the Company will pay KPMG fees of R$ 20,000.00, which refer exclusively to: 1. Remuneration for the work to be undertaken, considering the different categories of professionals that will be involved in performing this work; 2. Related taxes charged (ISS, PIS and COFINS) in accordance with legislation in force on the date of the signature of the proposal. However, the burden for any taxes charged by the municipality where the Company is located or where the services will be partly or fully performed, under any name or form, will be borne directly by Company or added to the value of the fees due, depending on the case. Furthermore, the Parties agree that any increase in the taxes will be automatically transferred to the Company, in order to maintain the economic stability established in this proposal; 3. Coverage of ordinary expenses that KPMG incurs whilst performing the services herein proposed. Ordinary expenses, under the terms of this clause, are regular expenses, such as those incurred from telephone calls, copies, infra-structure, meals and travel, provided they are incurred in the urban areas where KPMG has an office. The total value of the above net fees, as recognized by the parties, shall be paid toghether with the issuance of the evaluation report which should occur by May 10, 2017 The fees herein agreed do not include: a. Extra-ordinary expenses, defined under the terms of this contract, as those that are incurred as a result of travel and hotel accommodations, and any expenses incurred outside of the urban area in which KPMG has an office, such as meals, travel, copies, and related expenses. Therefore, the extra-ordinary expenses are the exclusive responsibility of the Company, which, in accordance with the dates and locations previously agreed with KPMG, will make all of the necessary arrangements, such as flights and hotels reservations, delivery of the respective vouchers to KPMG’s personnel, pay the suppliers for such services or reimburse KPMG for the costs of such services that had not been previously arranged. In the event KPMG is unable to make any trip or provide the corresponding service as a result of Company not taking the measures set forth above, Company will be exclusively responsible for any losses or damage incurred. b. Inflation expectations, in accordance with the legislation in force and considering that the stability evident in the existing price indices will be maintained until the respective liquidations. 6 Document Classification: KPMG Confidential

Therefore, our fees will be adjusted annually, based on the General Market Price Index of the Getúlio Vargas Foundation (IGPM/FGV) and, if this index is discontinued, according to an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value in question and avoid its deterioration as the result of inflation. However, we reserve the right to automatically apply any legal provision that authorizes the adjustment of contracts within periods of less than one year. c.Any unusual situations that arise during the contractual relationship, such as, but not limited to, the unavailability of information necessary to perform the services, the need to redo the work caused by the Company or its employees, or other situations that create the need for additional or extra-ordinary effort by KPMG. If this type of situation is encountered by KPMG, we will inform You and the parties will agree to an adjustment such that KPMG will not incur the consequences of such unforeseen circumstances unilaterally. d. Additional services. Additional services requested by You, such as consultations that involve research or specific studies of matters not included in this proposal, will be charged separately, based on the time effectively spent and previously agreed with the Company. Any delays in payment of any installment due will automatically result in an increase in Valepar S.A.’s outstanding balance by: (i) a fine of 2% (two percent) on the full amount of the invoice; (ii) default interest equal to the interest rate in force for the late payment of taxes due to the National Treasury (Selic); and (iii) if the interest rate in force for late payment of taxes due to the National Treasury does not include an inflation adjustment, such an adjustment shall be added to the interest rate in force for late payment of taxes due to the National Treasury, in accordance with the General Market Price Index of Getúlio Vargas Foundation (IGP-M/FGV) and, if this index is discontinued, according to an inflation adjustment index established by Law, with similar composition and scope, in order to preserve the economic value in question and avoid its deterioration as the result of inflation. In the event of a relevant impact on the economic equilibrium established among the parties under this proposal, the parties shall agree upon the adjustment necessary to reestablish said equilibrium. The impossibility of reaching an agreement on this matter shall constitute just cause for rescission of the contract, without prejudice to any penalty applicable. In light of the nature of the services described in this proposal, KPMG’s fees foreseen in this section are not contingent upon proof of specific consideration. The allegation of the existence of the contractual relationship established herein, is sufficient to support any claim for fees, without prejudice to the right of Valepar S.A. to demand, through proper means, the complete fulfillment of specific obligations of KPMG, upon the occurrence of any default, through specific performance. Finally, the scope of KPMG work does not include complying with possible requests for explanations by regulatory authorities. Given that these requests may or may not arise after we submit our report, if they are made, we may need to incur additional hours not included in our estimate described above. If a request of this nature is made by a regulatory authority, KPMG will carry out this work and will charge 7 Document Classification: KPMG Confidential additional fees according to the hourly fee of R$2.100. This fee shall be adjusted annually or within a lesser period, if allowed by law, in accordance with the General Market Price Index of the Getúlio Vargas Foundation (IGPM/FGV) accrued from the date the report is submitted to the date our additional work is completed and does not include related taxes and expenses, se aplicável. 8 Document Classification: KPMG Confidential

4 - Other terms and conditions for engaging our audit services Attachment I The document entitled “Engagement Terms and conditions” forms an integral part of this proposal. In case of difference with the provisions of the document entitled “Engagement Terms and conditions”, will predominate the terms and conditions of this document. Due to the specific features related to the scope of the valuation report in accordance with the related professional standard (CTA 20), the following provisions of Attachment I are changed, as follows: The following clauses are changed and given new wording: 2.1 - Services a.“Our engagement will be carried out in accordance with applicable audit standards, as described on the proposal and supplemented, when necessary, by KPMG's policies.” d. “The events and circumstances listed below are inherent to audit engagements whose purpose is the issue of a valuation report in accordance with the work scope described on this proposal and may not, under any circumstances, be considered as an insufficiency or deficiency of any nature in the performance of our services:” d.1 “Our services are performed on a sample basis, and due to this and other limitations inherent in audit procedures and in any internal control system, some fraud or significant failure in the financial statements that support the issue of the valuation report, in accordance with the work scope described on this proposal,may remain undetected”. 9 Document Classification: KPMG Confidential

d.5 “During the performance of the engagement, restrictions or limitations to the scope of the valuation engagement may come up that make the issue of a final valuation report impossible. In that case, we will issue a letter explaining the reason for the impossibility of issuing a valuation report.” d.6 “Audit procedures will be applied according to the fact that management, and those charged with governance, when applicable, recognize and understand that they are responsible: a. for the preparation and fair presentation of the financial statements that support the preparation of the report according to the work scope described on this proposal. b. for the internal control that management considers necessary to enable the preparation of financial statements in accordance with the work scope mentioned on this proposal that are free from material misstatement, whether due to fraud or error. c. for granting: i. access to all relevant information of which management is aware for the preparation of the financial statements in accordance with the work scope mentioned on this proposal, such as records, documentation and other matters. ii. supplementary information which the auditor may request that management provide for audit purposes. iii. unrestricted access to the Entity’s personnel the auditor deems necessary to obtain audit evidence. d. As part of our work, we will request the CLIENT's management and those charged with governance (when applicable), a written confirmation of the representations made to us about our engagement." f. As a service provider, KPMG shall hold no liability for any management act the CLIENT may perform according to or resulting from the information and reports that are the deliverables of the services which are the subject matter of this proposal or for the improper or unauthorized use that the CLIENT may directly or indirectly make of them, or by facilitating such use by third parties.” g. “If the CLIENT is interested in engaging KPMG's valuation report issuance services and provided that there is no impediment to such engagement, KPMG will perform the services in conformity with this proposal and the rules established by relevant laws and the regulatory procedures issued by the regulatory agencies applicable to the activities of the CLIENT and by Brazilian professional organizations, employing a sufficient number of qualified professionals, to whom the CLIENT must provide the appropriate and indispensable infrastructure needed for the performance of the services." h. “The issues for which the applicable standards require communication, as set forth on the scope of this proposal, include important issues arising from audit procedures in accordance with the scope described on this proposal that are relevant to those charged with governance for the general overview of financial reporting.” 10 Document Classification: KPMG Confidential

i. “Audit standards require that the auditor plan procedures to identify additional matters to be reported to those charged with governance.” j. “The auditor may be required to communicate certain matters required by law or regulations, under specific agreement with the entity, or under additional requirements applicable to audit engagements, when applicable.” k. “The scope of this engagement does not comprise work related to the public offering of securities. Accordingly, the valuation report and the other documents and materials that we issue for the CLIENT due to this engagement may not be referred to or used in connection with any offering of securities, of any nature, in any jurisdiction, without the specific engagement of separate services to that end.” 4 - Acceptance of the service deliverables a. “The contents of the valuation report will be discussed with the CLIENT's management before it is finally issued. If the CLIENT's management does not issue any statement within 30 days, KPMG's delivery of the report shall be an acceptance of the services, and the non-acceptance, without due cause, shall cause the CLIENT to automatically assume full and unrestricted liability for the effects arising from the non-receipt that may affect the CLIENT, KPMG or third parties.” 8 - Confidentiality d. We may be asked to give access to and/or furnish copies of our work papers that served as a basis for the issuance of our valuation report, in accordance with the scope set forth on this proposal, for inspection by the regulatory agencies to which the CLIENT or KPMG reports." Item “b” of clause 2.1 and item “I”, “c”, d.6” also of clause 2.1 have been deleted. b. "During the performance of our engagement, we may become aware of other matters related to internal control weaknesses or areas in which improving the efficiency of operating controls is possible; we will inform management and/or those charged with governance, when applicable, about material issues in a specific report." I. I. “The issues for which the applicable standards require communication, as set forth on the scope of this proposal, include important issues arising from the audit or review of the financial statements, the review of the interim financial information and the audit and/or review of the reporting package, when applicable, in accordance with the scope described on this proposal, that are relevant to those charged with governance for the general overview of financial reporting.” 11 Document Classification: KPMG Confidential

5 - Acceptance The terms and conditions included in this proposal are valid for the period of 30 (thirty) working days, counting from its issuance date. If the Company is interested in engaging the audit services of KPMG Auditores Independentes it should show its acceptance of this proposal by sending us a copy duly signed by its representative, who should initial each of the pages of this proposal. If the Company does not express its acceptance in the aforementioned manner, but authorizes the rendering of the services that are the subject matter of this proposal, whether verbally or in writing, and without expressly registering any restriction to the terms and conditions of this proposal, this act shall represent the tacit adherence of the Company to all the terms and conditions established herein and, in this manner, the contractual relationship that shall be established between the parties shall be governed, in any circumstances, by this document. Company hereby agrees with the terms of this proposal and engages KPMG Auditores Independente to perform the work described herein, according to the presented conditions. This document revokes all prior understandings and agreements between the parties on the subject matter of this proposal. Any changes in the terms of this proposal should be made formally in writing and shall only be considered effective if the document is duly signed by the authorized representatives of the parties. 12 Document Classification: KPMG Confidential

The contract established in the terms of this proposal shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil and the court for settling disagreements of any nature between KPMG and Company, in conformity with the will of the parties shall be, in an irrevocable manner, the court of the Judicial District of the Municipality of Rio de Janeiro, in the State of Rio de janeiro. . KPMG Auditores Independentes Valepar S.A. Partner’s signature: Signature: Name: Name: Position: Approval date: Date: / / / / Witnesses:: 1. Name: CPF/MF: 2. Name: CPF/MF: 13 Document Classification: KPMG Confidential

Appendix(s) DCloacsusmifiecançtãColadsosidfioccautimone:nKtoP:MKGPMCGonCfoidnefnidtieanl cial

 Appendix I - Engagement terms and conditions Proposal. In case of inconsistency between that set This document is an integral part of the attached 2 - Services and responsibilities of parties forth herein and the Proposal, the terms and conditions of this document shall prevail, unless the Proposal explicitly amends one of the provisions of this document. 2.1 - Services a. Our services will be conducted in accordance with applicable auditing standards, supplemented, whenever necessary, by KPMG’s policies. 1 - Definitions The meanings of words and phrases below shall apply when used in these Engagement Terms and Conditions: b. During the course of our work, matters may come to our attention related to weaknesses in internal controls or areas where it may be possible to improve the efficiency or effectiveness of your operations. We will report any such matters of significance to Management and/or those charged with governance, when applicable in a management report. CLIENT: The Proposal addressee(s), which can also be identified or referred to as “Company (s)”, “Partnership (s)”, or any abbreviation of the Company or Partnership entity name. Data: The data, documents, materials or other tangible or intangible information related to the Services. c. As required by professional auditing standards, the examination of internal controls, when applicable, is performed exclusively to determine the nature, extent and timing of our other audit procedures. Therefore, we are not being engaged to report on the internal control structure of CLIENT, nor to issue a report on these controls. KPMG: The partnership identified in the Proposal letterhead, which is a Brazilian entity and a member firm of the KPMG global network of independent member firms affiliated with KPMG International, a Swiss cooperative that does not provide services to clients. We point out that the events and circumstances listed below are inherent to an audit and/or review of financial statements, review of interim financial information and auditor review of reporting package, as applicable based on the scope of work defined in this engagement letter, and may not, in any case, be considered as an inadequacy or deficiency in the performance of our services: d. Proposal: The proposal for KPMG services to which this document must be attached. Representatives: The partners, employees, consultants, sub - contractors and agents of KPMG. Result (s) of the Services and / or product (s) of the Services: Any materials developed by KPMG for the CLIENT due or result of service. d.1 Our services are performed on a sampling basis and due to this fact and other limitations inherent to the audit and/or review, as well as the limitations inherent to any internal control system, it is possible that even a significant failure in the financial statements, interim financial information and/or reporting package may not be detected. Services: The services to be provided by KPMG as described in the Proposal. Document Classification: KPMG Confidential

d.2 The scope of the work proposed herein does not include an obligation to detect fraud in the operations, processes, records and documents to which KPMG may have access as a result, of or arising from the performance of the services. Nevertheless, in the event we conclude on the existence of fraud, the cases will be immediately reported to the Management and/or those charged with governance, regulators and Group Auditor, when applicable of CLIENT. (a) For the preparation and fair presentation of the financial statements, interim financial information and/or reporting package, in accordance with accounting practices as applicable based on the scope of work defined in this engagement letter. (b) For such internal controls as Management determines are necessary to enable the preparation of financial statements, interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, that are free from material misstatement, whether due to fraud or error. d.3 The scope of an audit and/or a review does not include serving personal or specific interests and is related to legal, regulatory and ethical issues that require that work be performed in an independent manner. (c) To provide us with: d.4 Brazilian tax legislation is complex and very often the same provision can be interpreted in more than one way. KPMG seeks always to be up-to-date in relation to the various interpretative tendencies, in order to permit an ample evaluation of the alternatives and risks involved. Accordingly, it is inevitable that there may be interpretations of the law that are different from ours. Under these circumstances, neither KPMG, nor any other firm, can give CLIENT total assurance that it will not be questioned by third parties or even assessed additional taxes by tax authorities. i. access to all significant information Management is aware of to prepare financial statements, interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, such as records, documents and other matters; ii. additional information the auditor may request from Management for audit and/or review purposes; and unrestricted access to the entity’s personnel the auditor considers to be necessary to obtain audit and/or review evidence. iii. d.5 There are circumstances in which misstatements arising from the documentation of the internal controls or of the accounting records impose the need to include qualifications in the auditor’s report, clearly informing the reader of specific aspects of or limitations in the information contained in the audited financial statements, reviewed interim financial information and/or audited reporting package. Depending on the gravity of the weaknesses, the audit may be concluded with a report containing a disclaimer of opinion or an adverse opinion by the auditor on the financial statements, review of interim financial information and/or reporting package. In the specific case of a review of interim financial information, when applicable, since there is no legal responsibility or regulation for the issuance of the report, we will communicate, in writing, to the appropriate level of management and those charged with governance the reason why the review did not can be completed. (d) As part of our audit process, we will request from Management, and those charged with governance, (as appropriate), written confirmation concerning representations made to us in connection with our services. (e) The CLIENT shall be solely responsible for its employees’ and agents’ performance and for the accuracy and integrity of the data and information provided to us for the purposes of rendering the services described in this proposal. KPMG will not be held responsible, in any case, or endure damages or losses resulting or arising from the untimely presentation of information by CLIENT which may prejudice the regular course of the audit or the results of the audit, nor will KPMG bear such damages or losses. KPMG will neither be held responsible for the quality or sufficiency of the documents, the main and auxiliary accounting records and the information which is provided at the request of KPMG. d.6 Our audit and/or review will be conducted on the basis that Management and those charged with governance, acknowledge and understand that they have responsibility: Document Classification: KPMG Confidential

(f) Our services may include recommendations. However, the decisions in respect of the implementation of these recommendations are the full responsibility of CLIENT. Thus, in the capacity of a service provider, KPMG will not be responsible for any act or practice of management that CLIENT may adopt based on, or as a result of, information, opinions and/or conclusions and reports resulting or arising from the services proposed herein, nor for inadequate or unauthorized use that CLIENT may make of them directly or indirectly or facilitate third parties to do so. 2.2 - Labor responsibilities of KPMG a. Labor and social security/medical obligations pertaining to professionals who represent KPMG before the CLIENT by virtue of service, are solely the responsibility of KPMG, which undertakes to keep the CLIENT always free from any claim, complaint and claims arising from professional relationships established between the CLIENT and the representatives of KPMG, and shall assume, at its sole expense, the defense of the CLIENT actions that may result from such claims, complaints and claims, notwithstanding the duty to indemnify you in the event our intervention as set forth herein proves to be impossible, ineffective or insufficient. (g) If CLIENT is interested in engaging the audit and/or the review services of KPMG and provided that there is no impediment, KPMG will perform the services in accordance with this proposal and the rules established by relevant laws and the regulatory procedures issued by the authorities which regulate the activities of CLIENT, when applicable, and Brazilian professional organizations, employing a sufficient number of qualified professionals, for whom CLIENT must provide the appropriate and indispensable infrastructure needed for the performance of the services. 3 - Engagement team a. KPMG may, in its sole discretion at any time replace the professionals listed in the Proposal by others with similar experience. 4 - Acceptance of the services results The contents of the aforementioned reports will be discussed with the Management of CLIENT, before issuing the final report. In the absence of any pronouncement on the part of CLIENT within 30 days of the delivery of the reports by KPMG to CLIENT, the report will be considered as accepted and the unreasonable non-acceptance will be considered as an automatic assumption by CLIENT of total, unrestricted responsibility for each and every effect arising from the non-acceptance of the reports that may be prejudicial to CLIENT, to KPMG or to third parties. a. (h) The matters which must be communicated to those responsible for governance in the general supervision of the financial reporting process, in accordance with the applicable auditing standards, include significant issues resulting from the audit or review of the financial statements, review of the interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, which are relevant to governance. 5 - Ownership and use of the results (i) Auditing and/or review standards do not require that the independent auditor plan procedures aiming at identifying supplementary matters to communicate to those responsible for governance. a. In order to be able to provide better services, we have created, acquired or already use various concepts, methodologies and techniques, models, standards, software, operator interfaces or screen designs, as well as general advisory and software tools and systems operation methods, coherence and logic (collectively denominated “KPMG Property”). We retain all the rights to ownership of the KPMG Property. Therefore, no interest in or right to such property may be claimed by CLIENT. Additionally, regardless of the acceptance or not of this proposal by CLIENT, we shall be free to offer services of any type to any other party, as we consider appropriate, and we may use the KPMG Property for that purpose. We recognize that the KPMG Property will not include any part of your confidential information nor your tangible or intangible property and we shall have no right to the property of CLIENT. (j) The independent auditor may have to communicate certain matters required by law or regulations, due to specific agreement with the entity, or due to further requirements applicable to audit and/or review work, when applicable. The scope of this work does not include work related to any securities offering. Thus, the audit report and other documents and materials we issue to the CLIENT by reason of this contract shall not be referred to or used in connection with any offering of securities of any kind in any jurisdiction without hiring specifies services for this purpose separately. (k) Document Classification: KPMG Confidential

b. Acceptance of this proposal will imply recognition and agreement by CLIENT that any advice, recommendation or information provided by us, in relation to this proposal, will be for your own confidential use. Except in cases foreseen in law or in which the product submitted by us is for disclosure to third parties, CLIENT will not reveal nor permit access to third parties of this advice, recommendation, information or to the product of the work, nor will it summarize or refer to this advice, recommendation, information, or to the product of the work or to the contents of the documents that established the basis for engaging KPMG, including the Proposal, except with our express, prior and valid consent. 6 - Fees 6.1 - The fees described in the proposal do not include: a. Inflation, it being presumed that the current price stability will be maintained until final settlement. Therefore, the fees will be adjusted annually, according to the General Market Price Index of the Getúlio Vargas Foundation (IGP-M/FGV) and, if this index is discontinued, according to an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value in question and avoid its deterioration as a result of inflation. However, we reserve the right to automatically apply to any outstanding payment any legal ruling that changes the method for indexing contracts in a period lower than one year. c. CLIENT undertakes to indemnify, defend and insure us against each and every liability attributed to KPMG by any third party arising from improper or unauthorized use, possession or disclosure. b. Unusual situations during the course of our contractual relationship, such as, but not exclusively related to, the unavailability of information required for the performance of the services, the need for rework caused by CLIENT or its employees, or other situation in which KPMG has to incur additional or extraordinary dedication or effort, caused by CLIENT or its employees. If this type of situation is noted by KPMG, we will inform you and, in these circumstances, the parties will meet to reach an agreement, in order to avoid that KPMG bears alone the consequences of such unforeseen events. d. CLIENT undertakes to formally consult us prior to revealing any material provided by us, due to or as a result of the services which are the subject matter of this proposal, or prior to authorizing their total or partial disclosure to third parties, and to provide to us the material to be disclosed, in writing, so that we are able to evaluate and consider it, exclusively, in accordance with the ethical and legal principles which we are governed by, due to internal, regulatory and legal norms. e. Regardless of KPMG’s agreement with the possible disclosure of the Result(s) of the Services, CLIENT agrees that the use or disclosure by CLIENT, of any part of the Result Result(s) of the Services, in any circumstance and for any purpose, shall occur solely according to the assessment of convenience and opportunity that CLIENT may perform, through its Management, consultants or advisors, and, therefore, at the sole risk and responsibility of CLIENT. c. Additional services. Should you request additional services, such as consultations that involve research or specific studies of matters not included in this proposal, these will be charged separately, according to the time effectively spent, and will be previously agreed upon with you. 6.2 - We clarify herein that any delay in the payment of an invoice will subject CLIENT to: a. a fine of 2% (two percent) on the full amount of the invoice. f. Accordingly, it is agreed between KPMG and CLIENT, that the act of using or revealing any part of the Result(s) of the Services shall automatically imply the responsibility of CLIENT for each and every consequence, damage or loss deriving from or as a result of such use or revelation, which may fall on CLIENT, KPMG or third parties, including KPMG’s Agents or other legal entities or natural persons which may be allocated to the performance of the services by KPMG. b. default interest equal to the interest rate in force for the late payment of taxes due to the National Treasury (Selic). c. if the interest rate in force for late payment taxes due to the National Treasury does not include an inflation adjustment, an adjustment in accordance with the variation of the General Market Price Index of the Getúlio Vargas Foundation (IGPM/FGV) will be added to the Document Classification: KPMG Confidential interest amount and, if this IGPM/FGV index is discontinued, another inflation adjustment index established by law, with similar composition and scope, will apply in order to preserve the economic value in question and avoid its deterioration as the result of inflation. Disclosing Party; (iv) is independently developed or acquired by the Receiving Party, without reference to the confidential information of the Disclosing Party; (v) is disclosed by the Disclosing Party to third parties without any similar restrictions; (vi) is approved for disclosure or is no longer considered by the Disclosing Party as confidential information; (vii) may be required in accordance with the law by a competent authority or professional rule; or (viii) needs to be disclosed so that the Receiving Party may defend itself in the event of an administrative, arbitration or judicial proceeding brought against it. 6.3 - If there is any change in the economic and financial equilibrium established herein in this engagement, we understand that we may review the matter with you in order to agree upon the necessary readjustment that reflects the increase in our costs. If there is no agreement on this matter, this shall constitute just cause for the rescission of the contract based on this proposal, irrespective of any penalty. c. KPMG may share Confidential Information with other member firms of KPMG International Cooperative, without prejudice to the confidentiality duty established herein. 7 - Work papers a. During the performance of our services, we will have access to verbal and written information, documents and data in general, which will be recorded and filed, if necessary, in electronic media. Nevertheless it is an obligation of CLIENT to safeguard, for the period set forth in law, its accounting records and other documents that support its transactions for commercial and tax purposes. However, in accordance with professional legal and regulatory rules, we may retain and maintain on file copies and annotations of all the verbal and written information and documents in general, including confidential information that is provided to us as a result of or arising from the rendering of the services. 8 - Confidentiality d. We may be asked to give access to and/or furnish copies of our work papers that served as a basis for the issuance of the review of the interim financial statements, issuance of the audit report of financial statements and/or issuance of the audit report of reporting package, in accordance with the scope defined in this proposal, for inspection by the regulatory agencies to which either CLIENT or KPMG are subordinated. KPMG may, without the prior consent of CLIENT, disclose the Confidential Information to the competent authorities when it finds signs of money laundering or the funding of terrorism, as set forth in applicable law. On the occasion of any such request, you shall be given prior notice, as long as it is not prohibited by law, so that you can take those measures that you understand appropriate to protect your interests, it being evident that a simple disallowance, unaccompanied by judicial protection, will not be sufficient to prevent compliance with orders issued by the aforementioned authority/regulatory agencies. If one of the parties receives a service of notice or other duly issued administrative or judicial request, requiring the disclosure of confidential information of the other party, if not prohibited by law, that party shall immediately notify the other party in writing of such demand, in order to enable it to seek a protective order. As soon as the party summoned to reveal information delivers the notice, the summoned party shall be entitled to comply with such demand to the extent permitted by law or as determined in such demand, and is subject to any protective or similar order valid and effective, that the party interested in the confidentiality of the information may happen to obtain. e. f. a. CLIENT upon accepting this proposal, recognizes its validity, agrees to its terms and undertakes, as does KPMG, to act in such a manner that all information communicated by one party (Disclosing party) to the other party (Receiving Party), in relation to the services hereby agreed upon, will be received in confidence and used only for the purposes of performing the services, defined in this engagement letter and that no confidential information will be disclosed by the Receiving Party or by its representatives or personnel, without the prior written consent of the Disclosing Party. The obligation of confidentiality does not apply to information that: (i) is already known by the Receiving Party with no confidentiality obligation at the time this information is disclosed by the Disclosing Party; (ii) is in the public domain or becomes of public domain other than through a breach of this agreement; (iii) is lawfully received from third parties that are not subject to non-disclosure agreements or commitments with the g. b. Document Classification: KPMG Confidential

9 - Limitation of responsibility b. For the purpose of marketing, publication or the negotiation of services KPMG and KPMG International member firms may reveal the fact that they are rendering services to CLIENT, identifying the CLIENT by name (and/or logo) and indicating only the general nature or category of these services and any details that legally became information in the public domain. a. In any case foreseen in this proposal, or otherwise, the indemnification due by KPMG to CLIENT or to third parties related to it, as a result of or arising from the rendering of the services described in this proposal, will be limited to the maximum, sole and total amount that corresponds to the amount of the fees actually paid by CLIENT to us relative to services for a single calendar year. 12 - Rescission a. Noncompliance with any term or condition established through this document, as well as the performance of its subject matter in disagreement with the provisions herein, shall give the innocent party the right to rescind it through express notice to the party that gave rise to this, with prior notice of ten working days. b. Having exhausted the limit herein established, as a result of or arising from the payment of a sole indemnity or of more than one of them by KPMG to CLIENT or to third parties related to it, all the rights of CLIENT and third parties related to it to claim indemnification from KPMG will cease. c. With respect to the action of third parties, CLIENT agrees to indemnify KPMG for any damages, losses and expenses that it may incur as a result of actions, claims, litigation or questionings by third parties, related directly or indirectly to the contracted services, except when these actions, claims, litigation or questioning arise from proven negligence or bad faith, declared in a court decision. b. In addition to the aforementioned circumstances, the agreement may be rescinded in the following cases: b.1 Amendment to the articles of association or by-laws or a change in the purpose or corporate structure of the parties that impairs the execution of this agreement. b.2 Transfer of the rights and/or obligations pertaining to this proposal, without prior, express authorization by the other party. 10 - Use of electronic mail a. KPMG’s Information Security policy is in compliance with market practices (except encryption) . During the contractual relationship established according to the present document, KPMG may communicate with CLIENT by e-mail, and transmit documents by e-mail. CLIENT accepts the risks inherent to this means of communication (including the risks of interception or unauthorized access to the communications described above, the risk of corruption of these communications and the risks of virus or other possible harmful devices, which are possible despite the security policy practiced by KPMG) and agrees that only the final versions of the documents and information transmitted by KPMG should be considered by CLIENT. KPMG will accept responsibility only for the original content in its records. b.3 Recurrent failures, duly proven by the parties. b.4 In the interest of any parties, through communication with thirty days’ prior notice. b.5 Automatically, if there is a petition for bankruptcy, judicial or extrajudicial recovery or intervention or dissolution of any of the parties. b.6 In the event a fact occurs which, due to local or international standards, causes an impediment to the continuity of the work or of the contractual relationship. c. Irrespective of the reason and origin of the rescission, without prejudice to the admissible penalties, CLIENT is obliged to reimburse all expenses incurred by us until the effective date of rescission, as well as to pay for the services performed until said date. 11 - Corporate logotype a. KPMG reserves the right to use the name and the logotype of CLIENT in the reports and communications pertaining to Services for CLIENT. Document Classification: KPMG Confidential

13 - Notices The notices related to this contract shall be effective when addressed as follows: 17 - Severability a. Each clause or term of this document constitutes a separate and independent term. If any of the terms hereof are deemed void or unenforceable by a judge or competent authority, the remaining terms shall remain in force. In this case, the parties will be released from obligations arising from the defective provision, but shall engage their best efforts to replace the invalid or unenforceable provision with one that does not contain the defects such that the results originally intended by the parties are achieved as closely as possible. a. in the case of the CLIENT, to the address given in the heading of the Proposal, to the attention of the person to whom the proposal is addressed. b. in the case of KPMG, to the address in the letterhead of the Proposal, to the attention of the person signing the Proposal. c. Notices will be valid when there is evidence that they were delivered to the correct address, even if they are not received for any reason. 18 - Entire agreement and amendments d. If either party changes its address for notification purposes, it shall send to the other party prior written notice of the new address, and the date on which it takes effect. If this is not done, the notices sent to the last address provided by a particular party will be deemed valid for all purposes. a. This agreement represents the entire agreement between the parties on the proposed services and may only be amended by mutual agreement among the parties. 19 - Term a. The contractual relationship based on the Proposal and it( s ) Attachment( s ) shall enter into force on the date of acceptance, tacit or express, of the Proposal by the CLIENT, and will remain in force for the period necessary for the full performance of the Services and fulfillment of all obligations undertaken by the parties, subject, in any event to the exceptions that authorize early termination and rescission hereunder. 14 - Solidarity a. If there is more than one addressee in the Proposal, they will answer jointly and severally for compliance with all CLIENT terms and conditions contained in the Proposal and this document in accordance with Article 264 of the Brazilian Civil Code. 15 - Parties independent b. In the event of tacit acceptance of the Proposal, the initial expiration of the contractual relationship shall be deemed for all purposes to be the date of commencement of performance of the Services, even if the CLIENT signs the proposal indicating a date subsequent to the beginning of the performance of the services. b. None of the terms of the Proposal or this document - nor the acceptance of them - may be interpreted by the parties or third parties as characterizing a partnership, joint venture, partnership or any kind of representation relationship between the parties, or employment relationship between the representatives of KPMG and the CLIENT . 20 - Governing law and jurisdiction 16 - The force majeure a. The contract signed by express or tacit acceptance of the Proposal and its attachments shall be governed and construed in accordance with the laws of the Federative Republic of Brazil and the forum for resolving any disagreement whatsoever between KPMG and the CLIENT will be the Courts of the City of São Paulo in the State of São Paulo, Brazil. a. Neither party shall be in default or incur liability if it fails to fulfill its obligations under the Proposal and attachments due to causes beyond its control, as provided in Article 393 of the Brazilian Civil Code. In the event of a force majeure event affecting either party, said party shall notify the other as soon as possible. Document Classification: KPMG Confidential

Anexo II - Service Fee payment term and conditions This document is incorporated into the Proposal by reference. Company declares for all purposes that, in order to facilitate the payment of the fees, it provided to KPMG all information it deems significant in order for the invoices to be processed within the standards that are commensurate with Company ´s practices including requirements and expectations of all parties, individuals and departments comprising its Organization's accounts payable process, particularly those in charge of receiving, assessing, approving, releasing and processing collection documents and making payments. Company acknowledges herein that it has reviewed all information included in the SUMMARY CHART OF BILLINGS shown below, and that it agrees that all of the information included in the table is correct and addresses all Company´s needs in order for the fee invoices to be considered commensurate and accepted by Company’s standards, and that, therefore, the fees will be paid on the due dates agreed herein, under penalty of prompt enforcement of the corresponding contractual and legal measures and penalties. Payments should be made through the bank payment slips sent by KPMG, together with the corresponding invoices, at each installment. Document Classification: KPMG Confidential issuance of the evaluation report ( ) Fundos ( ) Outros Document Classification: KPMG Confidential Company name for billing Valepar S.A. CNPJ number for billing 01,772,413/0001-57 Total Net Value R$ 20,000,00 Taxes on fees ISS: 5% COFINS: 7,6% PIS: 1,65% Number of installments 1 Date of the maturity date shall be paid toghether with the ADDITIONAL INFORMATION FOR BILLING Days in advance, prior to maturity, to bill 7 NF/Invoice should be addressed to Name: Bruno Moraes E-mail: Bruno.moraes@vale.com Fone: (21) 3485-3768 Contact in the Accounts Payable Dept. Name: Fabiola Correia E-mail: fabiola.correia@vale.com Fone: (21) 3485-3828 Whitholding taxes (X) IR de 1,5% ( ) IR de 4,8%

Contact our team Bernardo Moreira Partner Tel: +55 (21) 3515-9413 bmoreira@kpmg.com Thiago Ferreira Nunes Director Tel: +55 (21) 3515-9245 tnunes@kpmg.com Beatriz Araujo Manager Tel: +55 (21) 3515-9053 bmaraujo@kpmg.com kpmg.com/BR © 2017 KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Brazil. (KPDS 186897) This proposal has been made by KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG International provides no client services. This proposal is strictly confidential and has been prepared exclusively for the internal use of Valepar S.A. in order to provide sufficient information to engage KPMG Auditores Independentes’ services. This proposal does not carry any right of publication or disclosure to any other party. Neither this proposal nor its content may be used for any other purpose without prior written consent of KPMG Auditores Independentes. KPMG owns the rights to this document, including copyright and intellectual property rights. The KPMG name and logo are registered trademarks or trademarks of KPMG International. Document Classification: KPMG Confidential